EXHIBIT 12
SKYWORKS SOLUTIONS, INC.
RATIO OF EARNINGS TO FIXED CHARGES
(In thousands)

	2010	2009 (1)	2008 (1)	2007 (1)	2006 (1)
Income (loss) before provision (benefit) for taxes on income	$195,074	$69,756	$82,188	$38,773	$(89,824)
Add — Fixed charges net of capitalized interest	6,796	10,955	19,186	27,012	30,014

Income (loss) before taxes and fixed charges (net of capitalized interest)	201,870	80,711	101,374	65,786	(59,810)

Fixed charges:
Interest	4,121	7,409	14,571	21,876	24,936
Amortization of debt issuance costs	125	881	1,753	2,311	1,993
Estimated interest component of rental expense	2,550	2,665	2,862	2,834	3,085

Total	6,796	10,955	19,186	27,021	30,014

Ratio of earnings before taxes and fixed charges, to fixed charges	29.7	7.4	5.3	2.4	(2)

(1)	Effective October 3, 2009, the Company adopted ASC 470-20 — Debt, Debt with Conversions and Other Options (“ASC 470-20”) in accordance with GAAP. The Company’s financial statements and the accompanying footnotes for all prior periods presented have been adjusted to reflect the retrospective adoption of this new accounting principle. See Note 9 to the Consolidated Financial Statements for further discussion.

(2)	As a result of losses incurred in fiscal year 2006, the Company was unable to fully cover fixed charges. The amount of such deficiency during this period was approximately $60 million.